EXHIBIT 10.1

Wayne R. Weidner - Prepared Remarks
Annual Meeting of Shareholders
April 25, 2005

I. Disclaimer

•	While proxies are being examined and the ballots counted, I’d like to make my comments.

•
I should point out that our remarks regarding the outlook for the current year and beyond, including our anticipated earnings and asset growth and any planned new investments, will contain forward-looking information.

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Actual results may vary from any forecasted results that we discuss due to various risks and uncertainties, including those that we detailed in our report on Form 10-K for 2004, filed with the SEC and sent to you with our proxy statement.

II. Record earnings

A.  2004 was a year of growth and profitability for National Penn.

1.	We achieved record high earnings of $47.91 million, a 10.5 % increase over 2003.

2.	This represents our 27th year of record net income. In 2004, we reached a combined total of 50 years of higher earnings per share and cash dividends.

3.	For this achievement we were named to The Staton Institute’s Super 50 Team, which comprises only 18 public U.S. companies.

•	These are companies with a combined total of at least 50 years of higher earnings and dividends per share.

B.	Glenn Moyer, our President, will provide expanded details on our activities in 2004.

C.	Stock Performance

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Compared to last December 31st, our stock price is down today. However, this decline is part of a general decline in the Stock Market and, more specifically, in the prices of regional financial service companies. I would call your attention to the graph that we are now displaying.

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For long-term investing, our stock price has achieved a high rate of growth over the years. 20 years ago, if a person had purchased 100 shares of our stock, which would have cost $3,150, and then reinvested all dividends in additional shares over the 20 year period, the investment would have grown to a total value over $80,000 today.

•	We remain committed to increasing Shareholder value on a total return basis over the longer term.

III. Fraud

A.	Despite record earnings for 2004, in January 2005 National Penn identified loan and deposit irregularities that appeared to be the result of intentional misconduct.

1.	These were identified as the result of our ongoing operating controls and procedures.

B.	This was a very serious matter and we acted quickly.

C.	We immediately engaged experienced, outside counsel and deployed a nationally recognized team of forensic accountants and auditors to investigate the irregularities.

D.	The investigation determined that approximately $6.7 million of bank funds, pretax, were stolen through a sophisticated pyramid-style fraud scheme involving identity theft in various loan accounts.

E.	This occurred in the loan portfolio managed by one former employee who was a mid-level lender in the Private Banking area in Philadelphia.

1.	The accounts were manipulated to avoid detection by ongoing internal bank audits and controls.

F.	No customer funds were lost, but a small group of customer credit reports were affected.

G.	We moved immediately to address and resolve those issues.

H.	After an exhaustive investigation lasting over 3 ½ months, on April 18, we filed a lawsuit against a former loan officer and others, including certain customers and two additional employees.

I.	The lawsuit seeks to recover all losses, costs, and expenses arising out of the transactions examined during the investigation.

J.	We also are vigorously pursuing all other available avenues to recover these sums, including insurance, and cooperating with the FBI and the federal prosecutor’s office in their investigation.

K.	Throughout these events, our customers and shareholders have continued to express confidence in our company. And for that, we thank you.

IV. Corporate Governance

A.
Corporate governance is an important and timely topic, so I would like to make some comments about corporate governance here at National Penn. For us, corporate governance efforts have always been important - we continue to be proactive, not reactive.

1. Our Corporate Governance Guidelines are on our Web site.

B.	A key to corporate governance is the role of independent directors.

C.	Under NASDAQ rules, a majority of the board of directors must be independent directors.

1.	“Independent” means not having any relationship that would interfere with the ability to exercise independent judgment in carrying out the responsibilities of a director.

2.	Non-independent directors of a company include, for example, directors who are employees, or have been employed by that company in the last three years.

3.
If a director, directly or indirectly, sells goods or services to a company in excess of $60,000 during any period of 12 consecutive months, that makes the director not independent on that company’s board.

D.	A majority of our directors - 9 out of 13 - are independent directors. They meet periodically in executive sessions without management present.

E.	In addition, only independent directors make up three important Board committees:

•	Nominating/corporate governance - This committee identifies and recommends nominees for election to the board.

•	Audit - This committee is responsible for oversight of our financial statements and outside auditors.

•	Compensation - This committee reviews and approves executive compensation and related programs and plans.

V. Compensation

A.	Regarding compensation of executive officers, the key decisions are made by our independent directors.

B.	Likewise, decisions on director compensation are made by our independent directors.

C.	The goal is to assure that executives and directors are compensated fairly, that they are incentivized to succeed, and that their interests are aligned with those of shareholders.

D.	That is why we have used stock options as incentive compensation over the years.

E.	We encourage directors and officers to retain a meaningful amount of stock through our stock ownership guidelines.

F.	Non-employee directors can elect to receive directors’ fees in cash or National Penn common shares.

G.
Our new long-term incentive compensation plan voted upon today by shareholders, will continue our efforts to compensate executive officers and directors at least partially with equity in our Company. This is important for the attracting and retaining of high quality Directors and Officers that can lead National Penn’s continued growth.

VI. Audit Committee/SOX Section 404

A.	Now, I would like to provide some specific comments about the role of our audit committee in the past year.

B.	The committee has a key oversight responsibility on behalf of all shareholders for financial reporting.

1.	They oversee the hiring of our external accountants, approve services and fees, and monitor the preparation of our quarterly and annual reports and financial statements.

C.	In all this, they play an important role in interacting with executives, officers, internal audit and the external accountants.

D.
Their role was especially crucial in 2004 -the first year of Sarbanes-Oxley, or SOX, Section 404. SOX is a new federal statute that requires a company, and its external auditors, to assess publicly the effectiveness of the company’s internal controls over financial reporting.

E.	A National Penn team worked for more than a year to review our internal controls under the new regulations.

F.	At the conclusion of this long and exhaustive process, National Penn determined that we had a “material weakness” in our internal controls.

G.	When management completed its assessment of our internal controls, it was the audit committee that reviewed management’s conclusions.

H.	When management finalizes its plans to address the problem areas, it will be the Audit Committee that provides an independent review, on behalf of all shareholders, as to the adequacy of those plans.

I.	Do the benefits of SOX 404 outweigh the costs?

1.	The costs are very real.

2.	In 2004, the fees were paid to our external auditors increased to $611,000 from $319,000 in 2003.

3.	In addition, we devoted thousands of hours of management time to these tasks.

J.	The SEC is now attempting to determine the answer to this question by conducting a series of public roundtables - now that most submissions under Sarbanes-Oxley Section 404 have been made.

1.	We were pleased to participate in this opportunity to provide feedback on the costs versus the benefits of these rigorous requirements.

K.	Our expectation is that these requirements will continue, with some minor changes.

L.	Our hope is that this will make us a stronger company.

VIII. 22nd Anniversary on NASDAQ
(show footage of April 19 event)

A.	Finally, we were pleased to be invited to New York City on April 19th by the Nasdaq Stock Market.

B.	This was to recognize the 22nd anniversary of our stock being listed for trading on the Nasdaq Stock Market.

C.	Your executive management team went to New York and participated in the opening of the Nasdaq Stock Market for trading on April 19th.

D.	We would like to show you some highlights of that visit…

IX.	Now, I’d like to introduce Glenn Moyer, President of National Penn Bancshares and President and CEO of National Penn Bank…

Glenn E. Moyer - Prepared Remarks
Annual Meeting of Shareholders
April 25, 2005

I. Thank you Wayne.

•	I’d like to extend a welcome to each of you, especially any shareholders who are joining us today for the first time.

•	We had over 830 shareholders make reservations to be with us today. We always hope for a great turn-out, and we are never disappointed!

NOTE: CD “Special Offer to Shareholders”

•	9-Month CD with an APY of 3.25%

•	36-month “Step-Up” CD with an APY of 4.00%

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I would like to call your attention to the flyer each of you has at your seat announcing two special, limited time CD offers and a free checking/ free gift promotion. You can stop by any of our community office locations to redeem these special offers--just be sure to bring along the flyer. We not only thank you for being shareholders of our corporation-but if you're not already a customer, we invite you to become one!

•	Coupon for your use at your seat - be sure to take it along and use it soon! We appreciate your business!

II. Introductions

•	We would like to briefly introduce some folks who are all very important to our success!

A.	First, our Affiliate and Advisory Board Directors - we count heavily on these folks to share their business experience with us and to provide new business referrals!

Ask them to rise and be recognized as a group!

B.	Next, our Senior Managers of our various affiliates in attendance:

Ask them to rise and be recognized as a group!

1. National Penn Investors Trust Company
•	(Our Trust & Asset Management Company)
- Don Worthington

2. National Penn Mortgage Company
•	(Our Residential Mortgage Company)
- Jorge Leon

3. National Penn Leasing Company
•	(Our Commercial Equipment Leasing Company)
- Roger Bennett

4.National Penn Insurance Agency, Inc.
•	(Our Full Service Insurance Agency)
- Mark Swartley

C.	Finally, our Group Executive Vice Presidents - this is the group of seven executives that Wayne, I and the Board rely on most directly.

Ask to stand and be recognized as a group

1.	Bruce Kilroy

2.	Garry Koch

3.	Paul McGloin

4.	Mike Reinhard

5.	Gary Rhoads

6.	Sandy Spayd

7.	Sharon Weaver

III. We’d like to take a brief look back at 2004 Financial Highlights

•	We would call your attention to the comments and data included in our 2004 Annual Report and Form 10-K, which you received in the mail.

A.	For the Year 2004 -

1.	We were pleased to report our 27th consecutive year of increased profits and cash dividends.

2.	We achieved Record profits of $47.9 million, which were up 10.5% from 2003.

3.	On a diluted basis, we earned $1.44 per share, a 1.4% increase over 2003.

4.	Our return on Average Assets was 1.20% vs. 1.34% for 2003.

5.	Our return on Average Shareholders Equity was 13.2% vs. 16.2% in 2003.

6.
All of these financial accomplishments were achieved despite the fact that we absorbed $3.37 million, net of taxes and related adjustments, related to our previously discussed former employee loan fraud.

D.	1st Quarter 2005 - We’re happy to report that our momentum has carried over from 2nd half of 2004 into the 1st Quarter of 2005!

1.	Currently we hold $4.55 billion in total assets.

2.	Our deposits are $2.97 billion, and our loans are $2.93 billion.

3.	Shareholder equity is $426.5 million, and we are considered a well-capitalized financial institution by all regulatory measurements.

4.	We again reported record 1st quarter net income of $14.01 million, up 23.2% from last year’s first quarter.

5.	Our return on Average Assets was 1.26%.

6.	Our return on Average Shareholders Equity was 13.08%.

7.	1st Quarter results were positively impacted by the Peoples First, Inc., D.E. Love, and Krombolz Agency acquisitions, none of which were included in 1st quarter 2004 financial information.

8.	So we are off to a solid start but will need to work hard to achieve our performance goals for the full year.

IV. Our company significantly expanded by acquisition
and mergers in 2004

A. Peoples First, Inc. - The Peoples Bank of Oxford

•	At the time of last year’s Annual Meeting, we had signed a definitive agreement to purchase People’s First, Inc., a successful bank holding company for The Peoples Bank of Oxford.

•	On June 10th we completed that purchase and quickly moved to the systems consolidation phase.

•	The Peoples Bank of Oxford now operates as a division of National Penn Bank.

•	The addition of Peoples brought us 8 community offices in Chester and Lancaster counties and 1 community office in Cecil County, Maryland.

•	The acquisition also moved us to number 3 position in deposits in Chester County, one of the most desirable banking areas in Pennsylvania.

•	With this acquisition, we became the seventh largest bank holding company headquartered in Pennsylvania.

Our other bank divisions, FirstService Bank in Bucks County and HomeTowne Heritage Bank in Lancaster County, both acquired in 2003, continue to bring us new opportunities for growth in their respective areas.

B. National Penn Insurance Agency, Inc.

•	2004 was also the year National Penn Insurance Agency, Inc. significantly expanded our insurance services and product offerings through the acquisition of three quality insurance agencies.

•	Pennsurance, Inc., headquartered in Oley, Berks County was acquired on July 1st.

•	D.E. Love Associates, Inc., headquartered in Yardley, Bucks County was acquired December 1st.

•	And on January 3, 2005, we completed the acquisition of Krombolz Agency, Inc., based in West Chester, Chester County.

•	We welcome all the team members of these three agencies to National Penn!

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These agencies have an excellent reputation and customer base in their markets. Bringing them into the National Penn family supports our strategy to be more competitive and customer focused by offering services that complement and enhance our traditional banking relationships.

•	In addition, insurance agencies provide a steady stream of fee income. We intend to look for additional insurance partners throughout our primary marketplace.

V. Let me comment briefly on Activities in our other Affiliates:

A.
In 2004 Penn 1st Financial Services began doing business as National Penn Mortgage Company, in order to more closely align with National Penn and gain better marketing and referral opportunities. Jorge Leon was named president of National Penn Mortgage and is working hard with his team members to transition our residential mortgage company from a period of unusually high level of refinances to a more historical mix of retail mortgages.

B.
We also began laying the groundwork for reorganizing our investment and asset management companies under one subsidiary and transferring its charter from the Pennsylvania State Department of Banking to the  Office of the Comptroller of the Currency.

When this transfer is complete next month, the group will change their current names to National Penn Investors Trust Company and will operate as a subsidiary of National Penn Bank. The change will allow us to leverage the National Penn name to potential customers, streamline referrals between all parts of our organization, and channel customers to the right entity.

VI. Organizational Structure

•	To support our strategic plan, last year we announced a revised organizational structure.

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It includes the creation of two new important groups - Retail Market Management and Corporate Market Management - which are responsible for strategically coordinating the development and delivery of products to their respective market segments.

•	This reorganization is designed to provide improved accountability, clearer communication and a better structure to help us become more client intimate.

VII. Middle Market Group

•	In the second half of last year, we introduced a Middle Market Corporate Banking Group, which is designed to provide value to business customers with annual revenues of more than $25 million.

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Bruce Smith joined the company to head this group and since then has been developing key relationships with customers and prospects. He is building a strong team that understands the needs of larger borrowers and the more complex financial management tools that assist their continued success.

VIII. Manufacturing Group

•	An excellent ongoing example of our focus on client intimacy and niche groups is our Manufacturing Group, headed by Scott Gruber.

•	In 2004, this group exceeded $130 million in outstanding loans with growing manufacturing companies in Southeastern Pennsylvania.

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All of our Manufacturing Group relationship managers have been trained and certified in Lean Manufacturing techniques, which gives them an excellent understanding of the problems manufacturers face and a significant edge over our competition.

IX. Community Offices / Operations Facilities

•	During 2004 the number of our community offices grew to 73 and included these changes:

•	The CrownPointe Community Office, located in Bethlehem, opened in August. It is our 8th office in the Lehigh Valley.

•	In the fall, our Bally Community Office in Berks County was renovated and celebrated its 50th anniversary with an exhibit of historical items from the local business community.

•	On November 15th we opened our new Coventry Community office on Rt. 100 in Northern Chester County. The office was relocated from its former Suburbia location.

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Expansion and renovations of our Community Offices is a sign of our growth and confidence in our marketplace. This growth and confidence has also caused us to outgrow many of our operations and administrative locations in the Boyertown / Pottstown area. Our facilities management team, headed by Sandy Spayd, has been professionally evaluating our options to support future growth.

Currently we believe that we are best served by planning for a new, highly efficient Operations Center where we can consolidate operations and administrative functions that are currently housed in 5 - 6 older, less efficient facilities. To this end, we are in the process of purchasing land to build such a consolidated facility in the Douglassville area of Berks County. While nothing is finalized in this regard, we are excited about this development and will keep you posted as we move forward.

X. Recognition Highlights

It’s always nice to have others recognize your successes. During 2004, we once again were fortunate enough to receive several recognitions that I’d like to mention.

A.
For the seventh consecutive year, National Penn was named one of America’s Finest Companies by the Staton Institute, an organization that publishes an investment directory of all publicly-traded United States companies with at least 10 consecutive years of higher earnings per share and cash dividends.

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This achievement placed us in the top 2 percent of the 19,000 public U.S. companies. And, as Wayne mentioned, for the first time we were named to Staton’s “Super 50 Team” for achieving 50 years of combined, consecutive higher earnings per share and cash dividends. Only 18 public companies achieved this distinction!

B.
For our service to our communities, National Penn was one of only four Pennsylvania financial institutions to receive a “Pillars of the Community” award from the Federal Home Loan Bank of Pittsburgh. We feel a strong sense of dedication to the communities we serve, and we back it up with action. During 2004, we donated more than half a million Dollars, and our employees volunteered more than 10,000 hours to organizations where they live and work.

C.
We were also very proud to learn that National Penn was named as one of the Best Places to Work in Pennsylvania for the third year in a row. Even better, in our category of the top 50 large businesses, we rose to 20th place from 39th place last year. The Best Places to Work program is a state-level public/private partnership that recognizes the best places of employment based on independent research and confidential feedback from randomly selected employees.

D.
In December, we proudly announced that Wayne Weidner was elected to the board of the Federal Reserve Bank of Philadelphia for a three-year term. What a terrific career recognition for Wayne and what a terrific recognition for National Penn and its importance among the entire 3rd District of the Federal Reserve!

XI. Trends in Market Area

•	We always like to spend just a moment or two on the demographics of our 10 County primary marketplace.

1.	Our area is strong and still growing - this, despite a difficult and slowly expanding overall economy.

2.	We enjoy a diversified marketplace - not concentrated on any one business or retail segment.

We have to acknowledge, however, the continuing shift from traditional heavy manufacturing to the service segment jobs.

3.	This bodes well for further investment as National Penn “fills in” and capitalizes on these strong demographics.

4.
One of our primary focuses throughout 2005 and 2006 will be to further evaluate and refocus our combined resources on a common branding process that is supportive of the client intimate focus of our Strategic Plan!

XII. Trends in Financial Services Industry

A.	Our overall Financial Services Industry continues to be very challenging - we are still in a consolidating industry!

1.	Consolidation provides opportunities to grow due to merger disruptions.

2.	Across our primary marketplace, we continue to experience a very competitive pricing environment, on both loan and deposit products.

3.
And we know that strong performance is key to our ongoing independence The #1 principle guiding National Penn’s growth strategy is “We must earn the right every day to remain independent”. We take that challenge seriously!

XIII. Overall Economic Conditions warrant a comment as well

•	Our regional and national economy seems to be showing a reasonable level of sustainable growth.

•	The uncertainty and stress caused by our overall war on terrorism has caused our customers to be concerned about the future.

•	All of us are concerned about the increased energy costs - a trip to the gas pumps is a pretty scary experience.

•
Hopefully, with progress in the war on terrorism and all of us acclimating to the challenges of life in the 21st century, confidence will hold steady and sustain this growth that we have seen over the past 18-24 months.

XIV. Loan Growth/Asset Quality

•
Last year at this time, we reported good improvement in our overall Credit Quality when looking back to 2003.  We’re happy to say that these positive trends continued throughout 2004 and 2005 remains strong.

•	We believe our loan growth for the year may be in the high single digits - we may even see low double digits for the first time in several years, especially in the business segment.

•	We continue to work aggressively to maintain our relatively low level of delinquencies while keeping our level of Non-performing assets and our level of Charge-offs as low as possible.

•	The Good news is - the continued strength of our Reserve for Loan and Lease Losses.

• Stood at 1.97% of total Loans at March 31, 2005 - well above our peers!

XIV. Strategic Positioning

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Proactive strategic planning and positioning remain a high priority for our Board of Directors and our Senior Management Team. We regularly work on the Planning process and keep it dynamic. The Plan does not become a “dust collector” on a shelf.

•
We also believe in candid and self-critical discussions and feedback. It’s the only way we will improve and take well-thought-out risks going forward. Doing whatever we can to further empower our folks across the company to provide better financial solutions to our clients and prospects is our constant challenge to ourselves.

•	With this increased authority comes increased accountability. Our people are welcoming the changes to our culture and that’s very encouraging to our Senior Managers and Board Members!

XVI.	Wrap-up comments
With that said, let me wrap-up

•	With a “Thank you” to you, our shareholders, our directors, employees and our customers.

•	Teamwork, on behalf of our customers, is the key to our success!

•	As our team succeeds, we will continue to serve you, our shareholders, well.

•	We recognize that it is our prospects for growth - especially earnings growth - that primarily drives our stock price.

•	Sustainable growth in profitability allows us to provide a superior rate of return for our shareholders - through increased cash and stock dividends and, hopefully, increases in our stock price.

•	For 27 years we have achieved increased earnings and dividends each year.

•	As we look into the future, our intention is to continue to grow our franchise, earnings, and total return to shareholders.

•
On a personal note, I want to add a simple “thank you” to all of you, including my co-workers, for the tremendous amount of support and encouragement that Wayne and I have felt day in and day out as we’ve worked through the loan fraud discovery, investigation and resolution that began early in January. This has been a very stressful, disappointing and frustrating matter to deal with. But from the initial discovery, we all committed to a thorough and honest investigation and review, we created a terrific team of professionals to work through this matter, and we committed to quickly getting back to “business as usual” for our wonderful customers that count on us each and every day. We appreciate your outpouring of support and are motivated by it. National Penn has a bright future - my pride in our terrific team has never been stronger!

•	Thank you!